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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

iBOLT Enables Primagas  to Optimize Its IT Operations

Leading German power utility integrates solution portfolio with Magic Software

Houten, The Netherlands (March 17, 2005) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that a leading German power utility, Primagas, has optimized its IT operations with Magic’s iBOLT integration tool. Within the scope of the “Sundance” project, the company integrated its best-of-breed solutions with iBOLT to more effectively support its corporate-wide business processes.

The successful results of the Sundance project confirmed Primagas’s decision to use EAI as a systematic approach and iBOLT as an integration tool. Following a three-month trial, Primagas began the first stage of their integration solution. This meant coupling their e-procurement system, including existing gas business processes, financial accounting, and output management, all of which now effectively support gas sales, eliminating the need for manual operation within the process.

“iBOLT supports all stages of our integration project, from modelling of business processes through programming implementation, all the way to operations monitoring,” said Primagas IT Manager, Joachim Walsdorff.  “iBOLT is based on Magic Software’s development environment, eDeveloper. This already gives us high integration potential based on its strong platform, and that it is a database-independent operation. We will incorporate iBOLT into all of our systems to link applications and databases to form a single, unified company solution.”

Regev Yativ, Managing Director of Magic Software Europe, said, “We are pleased to be partnering with Primagas, Germany’s leading power utility. This partnership will strengthen our position in both the consumer and manufacturing arenas, providing Primagas and similar customers, with innovative products that outperform the competition with Magic’s innovative technology and unmatched technical support.”

About Primagas

Krefeld-based Primagas GmbH, is one of Germany's largest suppliers of liquid gas. Founded in 1950, this major European power utility today sells over 250,000 tons of liquid gas a year. Numerous partnerships involving local installation operations and a field service comprised of more than 260 employees ensure there are no gaps in the company's coverage of its target market.  A part of SHVGas, Primagas GmbH has the expertise and infrastructure of Europe's largest vendor of liquid gas behind it. For more information, visit the website at www.primagas.de.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: March 17, 2005